Exhibit 99.2

LUMENIS LTD.

PROXY FOR THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 11, 2012
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints OPHIR YAKOVIAN, WILLIAM WEISEL and DAVID SHULMAN and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Lumenis Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on November 1, 2012, at the 2012 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, on Tuesday, December 11, 2012 at 1:30 p.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of 2012 Annual General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2012 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter (other than Proposal 1), this Proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 1, the undersigned will be deemed to have abstained from voting on such proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

LUMENIS LTD.

December 11, 2012

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OR RE-ELECTION OF ALL DIRECTORS LISTED IN PROPOSALS 1, 2 AND 3 AND
“FOR” ALL OTHER PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN
Directions (Proposal 1)
If you, or a related party of yours, have a Personal Interest (as described in the Proxy Statement) in the approval of Proposal  1 and wish to vote “For” or “Against” such Proposal, you should not fill out this proxy card but should instead contact the Corporate Secretary at +972-4-959-9356 or +972-4-959-9356 (Fax; +972-4-959-9355), who will advise you as to how to submit your vote.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a Personal Interest, you may also contact the representative managing your account, who could then contact our Corporate Secretary on your behalf.
	1. To re-elect Talia Livni as an External Director for an additional three-year term.	☐	☐	☐
By filling out and returning this proxy card with respect to the above proposal, the undersigned hereby confirms (whether voting "For" or "Against" such proposal) that he, she or it has no Personal Interest with respect to the re-election of Talia Livni as an External Director. If you have a Personal Interest or believe that you possess a Personal Interest and wish to vote “For” or “Against” this proposal, you should not fill out this proxy card but should instead follow the "Directions" opposite.

	2. To re-elect the following four incumbent directors:	FOR	AGAINST	ABSTAIN
	i. Harel Beit-On	☐	☐	☐
	ii. Yoav Doppelt	☐	☐	☐
	iii. Eugene Davis	☐	☐	☐
	iv. Arie Weisberg	☐	☐	☐
	3. To elect Shlomo Yanai as a Director.	☐	☐	☐
	4. To approve revised terms of compensation for Talia Livni.	☐	☐	☐
	5. To approve terms of compensation for Arie Weisberg.	☐	☐	☐
	6. To approve terms of compensation for Shlomo Yanai.	☐	☐	☐
	7. To approve a consulting agreement relating to the services of Arie Weisberg.	☐	☐	☐
	8. To approve an amendment to the Company's 2007 Share Incentive Plan.	☐	☐	☐
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐	9. To extend by three years the exercise period of share options granted by the Company to its directors.	☐	☐	☐
10.   To approve the appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the Company's new independent auditors and to authorize the board of directors to fix their remuneration.
		☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.